40-33
Branch 18
811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

RECEIVED
JUN 08 2004
SEC MAIL PROCESSING SECTION
WASH. D.C.
187

June 2, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., and A I M Distributors, Inc., two copies of one pleading in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc., and A I M Distributors, Inc.* received on or about May 25, 2004.

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

04042447

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-060204SEC.doc
060204 (1) vxv

U.S. DISTRICT COURT
FILED
2004 MAY -6 PM 4:07
CLERK
SO. DIST. OF GA.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	
v.	)	**Complaint-Class Action No.:**
	)	CV304-031
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

CLASS ACTION COMPLAINT

Parties and Jurisdiction

1. Plaintiff Herman C. Ragan ("Plaintiff" or "Mr. Ragan") is a resident of Eastman, Georgia, Dodge County, and is over the age of nineteen (19).

2. Defendant Invesco Funds Group, Inc. ("Invesco") is a Delaware Corporation with headquarters in Denver, Colorado. Invesco and its predecessors have been registered with the Securities and Exchange Commission ("SEC") as an investment advisor since 1957. Invesco is the investment advisor for a number of registered open end investment companies that have since 2000 had as many as forty-six portfolios, or individual "mutual funds." Since 2000, Invesco has had as much as $48 billion of funds under its management in mutual funds. During the periods alleged in the complaint, Invesco mutual funds were continually offered and sold to the public.

3. On July 1, 2003, Defendant AIM Distributors, Inc. ("AIM") became the distributor for the

retail Invesco funds. AIM is a Delaware corporation headquartered in Houston, Texas.

4. This Court has federal question jurisdiction of this case or controversy pursuant to 28 U.S.C. §§ 1331, by virtue of Section 27 of the Securities and Exchange Act of 1934 ("1934 Act"), 15 U.S.C. §§ 78aa.

5. This Court has supplemental jurisdiction over all state law claims arising out Defendants' actions pursuant to 28 U.S.C. §§ 1367 because the state law claims are so intertwined and related to the original jurisdiction federal claims raised herein that they form a part of the same case or controversy under Article III of the United States Constitution. Furthermore, there exist, under 28 U.S.C. §§ 1367 ©), no reason(s) for this Court to decline jurisdiction. This is not a collusive action to confer jurisdiction upon this Court where it would otherwise not have such jurisdiction.

6. Venue is proper in the this District under the Special Venue provision of Section 27 of the 1934 Act, 15 U.S.C. §§ 78aa, as one or more of the acts or omissions complained of herein occurred in this District. Venue is also proper under the general venue provision of Section 28 U.S.C. §§ 1391(a)(2) because a substantial part of the acts or omissions giving rise to Plaintiff's allegations occurred within the Northern District, and Defendants are therefore, subject to personal jurisdiction here.

Factual Allegations

7. Since the 1980's mutual funds ("the funds") have increased in popularity largely due to the fact that the funds provide investors with an easy way to invest in diversified portfolios of stock, bonds and/or other securities, and returns on mutual funds generally exceed earnings of savings accounts or certificates of deposit. According to the United States General

Accounting Office ("GAO")[1] as of 1998, assets in mutual funds had risen to $5.5 trillion, with forty-four percent (44%) of U.S. households investing in mutual funds. One of the lures of mutual fund investment, as opposed to investment in other securities or financial products, is the expected efficiency of the operation of the fund as the assets of the fund grow. In conjunction therewith, is the expectation that fees associated with the fund will decline as the fund reaches capacity, and further that fees will be spread among all classes of investors in the fund.

8. Mutual funds are generally defined as distinct legal entities that are owned by the respective shareholders of each fund. Each fund retains an investment adviser who is responsible for portfolio selection(s) and renders administrative services to the fund. The fund directors are responsible for reviewing fund operations including the marketing and distribution fees charged to investors for costs incurred in raising more assets for the fund. Such marketing and distribution fees are known as 12b-1 fees, named after Section 12b-1 of 17 C.F.R. §270.12b-1, the SEC regulation governing the fund, which provides, in pertinent part, that:

> For purposes of this section, such a company will be deemed to be acting as a distributor of securities of which it is the issuer, other than through an underwriter, if it engages directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to,

---

[1] As a result of potential widespread abuses in the mutual fund industry, in June 2000, the United States General Accounting Office ("GAO") issued a report entitled "Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition." The GAO report, among other things, addressed the issues of "the trend in mutual fund advisers' costs and profitability," " the trend in mutual fund fees," and " the responsibilities that mutual fund directors have regarding fees." See U.S. GAO Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives, June 2000, Report No. GAOIGGD-00-126.

> advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

9. The National Association of Securities Dealers, Inc. ("NASD") rules limit the 12b-1 fees to a maximum of one percent (1%) per year.

10. In contrast to up-front sales charges that are charged once and deducted at the initial time of investment, 12b-1 fees are deducted from fund assets each year therefore, affecting the fund's actual performance. In an effort to overcome the impact of 12b-1 fees, many fund advisers are forced to make riskier investments than might otherwise be required therefore exposing mutual funds investors to greater risk than necessary.

11. Economies of scale dictate that while fees for advertising and marketing funds grow initially, the converse should also be true: that once a fund is closed to new investors, its current investors should no longer bear the cost of advertising and marketing a fund that is no longer seeking new investors and those costs should therefore decrease dramatically.

12. Since 1999, and at all times relevant hereto, Mr. Ragan has continuously owned shares of Invesco Mutual Funds categorized as FIDYX, FLRFX and FHLSX (collectively referred to as "the shares"). During the time that Plaintiff has owned shares in the Invesco funds, he has been improperly charged 12b-1 fees under the following circumstances: (1) while the fund was closed to new investors; (2) and/or while members of other classes of the same mutual fund were not charged 12b-1 fees.

13. On May 20, 2003, Counsel for Mr. Ragan wrote to Invesco President and CEO Ray Cunningham and made a demand regarding the fund fees, specifically requesting the following:

> On behalf of Mr. Ragan, and other similarly situated investors in FDYX, FLRFX, and FHLSX, please eliminate all 12b-1 fees that you are currently being assessed and refund all 12b-1 fees that have been inappropriately imposed on your shareholders. If you choose not to take this action, please provide justification for the imposition of 12b-1 fees at the current levels within class of your mutual funds.
>
> The Invesco board of directors has a fiduciary duty to protect its investors and to oversee all aspects of fund management, including the level that fees are charged. At the next board meeting, please address this issue and respond to this letter with a rationale for the continued imposition of 12b-1 fees. If the board chooses to allow the 12b-1 fees to continue in this manner, or if the board chooses not to act, we will presume that the board condones the fees at their current level.

14. Defendant Invesco responded through its attorney by providing a copy of Minutes of the Meeting of the Audit Committee of the Invesco Funds on August 12, 2003, which stated, in pertinent part, that Plaintiff's allegations "were not based upon any improprieties occasioned either by the Funds of by INVESCO with respect to the payment of 12b-1 fees by Investor Class shares of the funds."

15. At all times, Defendants had a fiduciary duty to act in the best interest of fund investors. Accordingly, Defendants had an affirmative obligation to act in good faith and to provide full and fair disclosure of all material facts, including the charging of 12b-1 fees when funds were either closed to new investors, or when other classes of the same funds were not charged 12b-1 fees. Defendants further had an affirmative obligation to apply reasonable care to avoid charging investors unnecessary or unequal fees.

16. Defendants benefitted from the actions alleged herein because those actions increased management fees received by Defendants. Defendants received substantial fees by charging investors for advertising, marketing and other costs once the fund was closed to investors,

and also by charging select groups of investors greater fees than other groups.

Class Action Allegations

17. Plaintiff's foregoing allegations are typical of those class members who purchased Invesco mutual funds in Georgia and potentially elsewhere throughout the country.

18. Plaintiff seeks to serve as a representative of the class pursuant to Rule 23 of the Federal Rules of Civil Procedure. This Class Action Complaint is brought by Plaintiff on behalf of a class of investors in funds of Invesco who were charged 12(b)(1) fees under the following circumstances: (1) while the fund was closed to new investors; and/or (2) and/or while owners of other classes of the same mutual fund were not charged the same 12b-1 fees.

19. The number of Class members is so large that joinder of all its members is impracticable.

20. Plaintiff's claims are typical of the claims of the members of the Class.

21. Plaintiff is an adequate representative of the Class.

22. Plaintiff will fairly and adequately represent the members of the Class.

23. Plaintiff has retained Counsel competent and experienced in class and securities litigation and intends to vigorously prosecute this action.

24. Plaintiff's interests are not antagonistic to, nor in conflict with, the interests Plaintiff seeks to represent as Class representative.

25. A class action is superior to the other available methods for the fair and efficient adjudication of this controversy because, among other things, joinder of all members of the Class is impracticable. Additionally, the damages suffered by individual class members may be relatively small, and it therefore, may be impracticable for the members of the Class to individually seek recovery of damages to which they are entitled. Plaintiff is unaware of any

difficulty that will be encountered in the management of this litigation that would prevent its maintenance as a class action.

26. There exist numerous common questions of law and fact in this matter within the meaning of Rule 23(a)(2) of the Federal Rules of Civil Procedure and predominate over any questions affecting only individual members within the meaning of Rule 23(b)(3). The common questions of law and fact include, without limitation: (a) Whether Defendants were charging mutual fund investors 12b-1 fees when, in fact, the fund was actually closed to new investors, thereby obviating the need for further advertising and marketing fees; and (b) Whether Defendants were charging only certain classes of investors fees rather than charging uniform fees to all classes of mutual fund investors.

COUNT I
Fraud - Violation of Section 10(b) of the Exchange Act and Rule 10b-5

27. Plaintiff repeats and reallages the preceding paragraphs as if set forth fully herein.

28. As set forth in greater detail above, Defendants, directly or indirectly, with scienter, in connection with the purchase or sale of securities, by use of the means or instrumentalities of interstate commerce or by use of the mails has employed devices, schemes, or artifices to defraud; made untrue statements of material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or have engaged in acts, practices, or courses of business which operated or would operate as a fraud or deceit upon the purchasers or sellers of securities.

29. By virtue of the foregoing, each Defendant has violated, and unless restrained and enjoined will continue to violate Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

30. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

COUNT II
Fraud - Violation of Sections 17(a)(2) and 17(a)(3) of the Securities Act

31. Plaintiff repeats and reallages the preceding paragraphs as if set forth fully herein.

32. As set forth in greater detail above, Defendants, directly and/or indirectly, in the offer and sale of securities, by use of the means or instruments of transportation or communication in interstate commerce or by use of the mails, have obtained money or property by means of untrue statements of material fact or omissions to state material facts necessary in order to make statements made, in light of the circumstances under which they were made, not misleading; or have engaged in transactions, practices, or courses of business which have been , or are operating as a fraud or deceit upon the purchasers of such securities.

33. By virtue of the foregoing, each Defendant has violated, and unless restrained and enjoined will continue to violate Section 17(a)(2) and (a)(3) of the Securities Act.

34. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

COUNT III
Breach of Fiduciary Duty - Violation of Section 36(a) of the Investment Company Act of 1940

35. Plaintiff repeats and reallages the preceding paragraphs as if set forth fully herein.

36. As set forth in greater detail above, Defendants served or acted within five (5) years of the date of the filing of this action with respect to a registered investment company as an officer, director, member of an advisory board, or investment advisor and engaged in acts or practices constituting a breach of fiduciary duty.

37. By virtue of the foregoing, each Defendant has violated, and unless restrained and enjoined will continue to violate Section 36(a) of the Investment Company Act.

38. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

COUNT IV
Controlling Person Liability

39. Plaintiff repeats and reallages the preceding paragraphs as if set forth fully herein.

40. Defendant AIM Distributors, Inc. is a "controlling person" of Defendant Invesco Funds, Inc., within the meaning of §20 of the 1934 Act and is liable thereunder for the violations of Defendant Invesco alleged herein.

41. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

PLAINTIFF'S CERTIFICATION

42. Plaintiff has executed a certification meeting the requirements of 15 U.S.C., Chapter 2B, Section 78u-4(a)(2), a copy of which is attached hereto as Exhibit A.

DEMAND FOR TRIAL BY JURY

Plaintiff demands a trial by jury on all issues so triable by a jury.

Respectfully submitted this the ___ of May, 2004.

John C. Bell, Jr.
Plaintiff's Co-lead Counsel

OF COUNSEL:
BELL & JAMES
945 Broad Street, 3rd Floor
P.O. Box 1547
Augusta, Georgia 30903-1547
(706) 722-2014
Fax: (706) 722-7552

-and-

OF COUNSEL:
Andrew P. Campbell, Esq.
CAMPBELL, WALLER & POER, L.L.C.
Suite 450
2100-A SouthBridge Parkway
Birmingham, Alabama 35209
(205) 803-0051
Fax: (205) 803-0053

Plaintiffs' Co-lead Counsel

-and-

OF COUNSEL:
K. Stephen Jackson, Esq.
K. STEPHEN JACKSON, P.C.
Black Diamond Building
2229 First Avenue North
Birmingham, Alabama 35203
(205) 252-3535
Fax: (205) 252-3536

Plaintiff's Co-lead Counsel

Exhibit A

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	
	)	**Complaint-Class Action No.:**
v.	)	
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

CERTIFICATION OF HERMAN C. RAGAN

Before me the undersigned, Herman C. Ragan, appeared being duly sworn certifies as follows:

1. My name is Herman C. Ragan and I am filing this certificate in support of my complaint in this action. I hereby certify as follows:

2. I have reviewed the complaint and have authorized its filing.

3. That the securities at issue in this action, that is, my interest in units in mutual funds, were not purchased by me at the direction of plaintiff's counsel in order to participate in any private action arising out of the United States securities laws.

4. I am willing to serve as a representative party on behalf of a class including providing testimony at deposition and trial if necessary.

5. The complaint sets forth all of the transactions which are subject to the complaint during the class period.

6. I have filed no other class actions or private actions in which I have sought to represent a class.

7. I will not accept any payment for serving as a class plaintiff or representative party on behalf of a class beyond what is allowed by court in accordance with federal law.

FURTHER, THE AFFIANT SAYETH NOT

Herman C. Ragan

STATE OF GEORGIA

DODGE COUNTY

I, the undersigned, a Notary Public, in and for said County, in said State, do hereby certify that, after being duly sworn, HERMAN C. RAGAN, an individual whose name is signed to the foregoing, and who is known to me, acknowledged before me on this day, that, being informed of the contents of said Certification, he executed the same voluntarily on the day the same bears date.

Given under my hand and official seal, this 4th day of May, 2004.

JENNIE B. CANNON NOTARY PUBLIC DODGE COUNTY, GA

NOTARY PUBLIC

MY COMMISSION EXPIRES:

FILED
U.S. DISTRICT COURT
AUGUSTA DIV.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

2004 MAY -6 PM 4:07

CLERK
SO. DIST. OF GA.

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	
v.	)	**Complaint-Class Action No.:**
	)	CV304-031
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

CLASS ACTION COMPLAINT

Parties and Jurisdiction

1. Plaintiff Herman C. Ragan ("Plaintiff" or "Mr. Ragan") is a resident of Eastman, Georgia, Dodge County, and is over the age of nineteen (19).

2. Defendant Invesco Funds Group, Inc. ("Invesco") is a Delaware Corporation with headquarters in Denver, Colorado. Invesco and its predecessors have been registered with the Securities and Exchange Commission ("SEC") as an investment advisor since 1957. Invesco is the investment advisor for a number of registered open end investment companies that have since 2000 had as many as forty-six portfolios, or individual "mutual funds." Since 2000, Invesco has had as much as $48 billion of funds under its management in mutual funds. During the periods alleged in the complaint, Invesco mutual funds were continually offered and sold to the public.

3. On July 1, 2003, Defendant AIM Distributors, Inc. ("AIM") became the distributor for the

retail Invesco funds. AIM is a Delaware corporation headquartered in Houston, Texas.

4. This Court has federal question jurisdiction of this case or controversy pursuant to 28 U.S.C. §§ 1331, by virtue of Section 27 of the Securities and Exchange Act of 1934 ("1934 Act"), 15 U.S.C. §§ 78aa.

5. This Court has supplemental jurisdiction over all state law claims arising out Defendants' actions pursuant to 28 U.S.C. §§ 1367 because the state law claims are so intertwined and related to the original jurisdiction federal claims raised herein that they form a part of the same case or controversy under Article III of the United States Constitution. Furthermore, there exist, under 28 U.S.C. §§ 1367 ©), no reason(s) for this Court to decline jurisdiction. This is not a collusive action to confer jurisdiction upon this Court where it would otherwise not have such jurisdiction.

6. Venue is proper in the this District under the Special Venue provision of Section 27 of the 1934 Act, 15 U.S.C. §§ 78aa, as one or more of the acts or omissions complained of herein occurred in this District. Venue is also proper under the general venue provision of Section 28 U.S.C. §§ 1391(a)(2) because a substantial part of the acts or omissions giving rise to Plaintiff's allegations occurred within the Northern District, and Defendants are therefore, subject to personal jurisdiction here.

Factual Allegations

7. Since the 1980's mutual funds ("the funds") have increased in popularity largely due to the fact that the funds provide investors with an easy way to invest in diversified portfolios of stock, bonds and/or other securities, and returns on mutual funds generally exceed earnings of savings accounts or certificates of deposit. According to the United States General

Accounting Office ("GAO")[1] as of 1998, assets in mutual funds had risen to $5.5 trillion, with forty-four percent (44%) of U.S. households investing in mutual funds. One of the lures of mutual fund investment, as opposed to investment in other securities or financial products, is the expected efficiency of the operation of the fund as the assets of the fund grow. In conjunction therewith, is the expectation that fees associated with the fund will decline as the fund reaches capacity, and further that fees will be spread among all classes of investors in the fund.

8. Mutual funds are generally defined as distinct legal entities that are owned by the respective shareholders of each fund. Each fund retains an investment adviser who is responsible for portfolio selection(s) and renders administrative services to the fund. The fund directors are responsible for reviewing fund operations including the marketing and distribution fees charged to investors for costs incurred in raising more assets for the fund. Such marketing and distribution fees are known as 12b-1 fees, named after Section 12b-1 of 17 C.F.R. §270.12b-1, the SEC regulation governing the fund, which provides, in pertinent part, that:

> For purposes of this section, such a company will be deemed to be acting as a distributor of securities of which it is the issuer, other than through an underwriter, if it engages directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to,

---

1

As a result of potential widespread abuses in the mutual fund industry, in June 2000, the United States General Accounting Office ("GAO") issued a report entitled "Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition." The GAO report, among other things, addressed the issues of "the trend in mutual fund advisers' costs and profitability," " the trend in mutual fund fees," and " the responsibilities that mutual fund directors have regarding fees." See U.S. GAO Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives, June 2000, Report No. GAOIGGD-00-126.

> advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

9. The National Association of Securities Dealers, Inc. ("NASD") rules limit the 12b-1 fees to a maximum of one percent (1%) per year.

10. In contrast to up-front sales charges that are charged once and deducted at the initial time of investment, 12b-1 fees are deducted from fund assets each year therefore, affecting the fund's actual performance. In an effort to overcome the impact of 12b-1 fees, many fund advisers are forced to make riskier investments than might otherwise be required therefore exposing mutual funds investors to greater risk than necessary.

11. Economies of scale dictate that while fees for advertising and marketing funds grow initially, the converse should also be true: that once a fund is closed to new investors, its current investors should no longer bear the cost of advertising and marketing a fund that is no longer seeking new investors and those costs should therefore decrease dramatically.

12. Since 1999, and at all times relevant hereto, Mr. Ragan has continuously owned shares of Invesco Mutual Funds categorized as FIDYX, FLRFX and FHLSX (collectively referred to as "the shares"). During the time that Plaintiff has owned shares in the Invesco funds, he has been improperly charged 12b-1 fees under the following circumstances: (1) while the fund was closed to new investors; (2) and/or while members of other classes of the same mutual fund were not charged 12b-1 fees.

13. On May 20, 2003, Counsel for Mr. Ragan wrote to Invesco President and CEO Ray Cunningham and made a demand regarding the fund fees, specifically requesting the following:

> On behalf of Mr. Ragan, and other similarly situated investors in FDYX, FLRFX, and FHLSX, please eliminate all 12b-1 fees that you are currently being assessed and refund all 12b-1 fees that have been inappropriately imposed on your shareholders. If you choose not to take this action, please provide justification for the imposition of 12b-1 fees at the current levels within class of your mutual funds.
>
> The Invesco board of directors has a fiduciary duty to protect its investors and to oversee all aspects of fund management, including the level that fees are charged. At the next board meeting, please address this issue and respond to this letter with a rationale for the continued imposition of 12b-1 fees. If the board chooses to allow the 12b-1 fees to continue in this manner, or if the board chooses not to act, we will presume that the board condones the fees at their current level.

14. Defendant Invesco responded through its attorney by providing a copy of Minutes of the Meeting of the Audit Committee of the Invesco Funds on August 12, 2003, which stated, in pertinent part, that Plaintiff's allegations "were not based upon any improprieties occasioned either by the Funds of by INVESCO with respect to the payment of 12b-1 fees by Investor Class shares of the funds."

15. At all times, Defendants had a fiduciary duty to act in the best interest of fund investors. Accordingly, Defendants had an affirmative obligation to act in good faith and to provide full and fair disclosure of all material facts, including the charging of 12b-1 fees when funds were either closed to new investors, or when other classes of the same funds were not charged 12b-1 fees. Defendants further had an affirmative obligation to apply reasonable care to avoid charging investors unnecessary or unequal fees.

16. Defendants benefitted from the actions alleged herein because those actions increased management fees received by Defendants. Defendants received substantial fees by charging investors for advertising, marketing and other costs once the fund was closed to investors,

and also by charging select groups of investors greater fees than other groups.

Class Action Allegations

17. Plaintiff's foregoing allegations are typical of those class members who purchased Invesco mutual funds in Georgia and potentially elsewhere throughout the country.

18. Plaintiff seeks to serve as a representative of the class pursuant to Rule 23 of the Federal Rules of Civil Procedure. This Class Action Complaint is brought by Plaintiff on behalf of a class of investors in funds of Invesco who were charged 12(b)(1) fees under the following circumstances: (1) while the fund was closed to new investors; and/or (2) and/or while owners of other classes of the same mutual fund were not charged the same 12b-1 fees.

19. The number of Class members is so large that joinder of all its members is impracticable.

20. Plaintiff's claims are typical of the claims of the members of the Class.

21. Plaintiff is an adequate representative of the Class.

22. Plaintiff will fairly and adequately represent the members of the Class.

23. Plaintiff has retained Counsel competent and experienced in class and securities litigation and intends to vigorously prosecute this action.

24. Plaintiff's interests are not antagonistic to, nor in conflict with, the interests Plaintiff seeks to represent as Class representative.

25. A class action is superior to the other available methods for the fair and efficient adjudication of this controversy because, among other things, joinder of all members of the Class is impracticable. Additionally, the damages suffered by individual class members may be relatively small, and it therefore, may be impracticable for the members of the Class to individually seek recovery of damages to which they are entitled. Plaintiff is unaware of any

difficulty that will be encountered in the management of this litigation that would prevent its maintenance as a class action.

26. There exist numerous common questions of law and fact in this matter within the meaning of Rule 23(a)(2) of the Federal Rules of Civil Procedure and predominate over any questions affecting only individual members within the meaning of Rule 23(b)(3). The common questions of law and fact include, without limitation: (a) Whether Defendants were charging mutual fund investors 12b-1 fees when, in fact, the fund was actually closed to new investors, thereby obviating the need for further advertising and marketing fees; and (b) Whether Defendants were charging only certain classes of investors fees rather than charging uniform fees to all classes of mutual fund investors.

COUNT I
Fraud - Violation of Section 10(b) of the Exchange Act and Rule 10b-5

27. Plaintiff repeats and reallages the preceding paragraphs as if set forth fully herein.

28. As set forth in greater detail above, Defendants, directly or indirectly, with scienter, in connection with the purchase or sale of securities, by use of the means or instrumentalities of interstate commerce or by use of the mails has employed devices, schemes, or artifices to defraud; made untrue statements of material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or have engaged in acts, practices, or courses of business which operated or would operate as a fraud or deceit upon the purchasers or sellers of securities.

29. By virtue of the foregoing, each Defendant has violated, and unless restrained and enjoined will continue to violate Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

30. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

COUNT II
Fraud - Violation of Sections 17(a)(2) and 17(a)(3) of the Securities Act

31. Plaintiff repeats and realleges the preceding paragraphs as if set forth fully herein.

32. As set forth in greater detail above, Defendants, directly and/or indirectly, in the offer and sale of securities, by use of the means or instruments of transportation or communication in interstate commerce or by use of the mails, have obtained money or property by means of untrue statements of material fact or omissions to state material facts necessary in order to make statements made, in light of the circumstances under which they were made, not misleading; or have engaged in transactions, practices, or courses of business which have been , or are operating as a fraud or deceit upon the purchasers of such securities.

33. By virtue of the foregoing, each Defendant has violated, and unless restrained and enjoined will continue to violate Section 17(a)(2) and (a)(3) of the Securities Act.

34. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

COUNT III
Breach of Fiduciary Duty - Violation of Section 36(a) of the Investment Company Act of 1940

35. Plaintiff repeats and reallages the preceding paragraphs as if set forth fully herein.

36. As set forth in greater detail above, Defendants served or acted within five (5) years of the date of the filing of this action with respect to a registered investment company as an officer, director, member of an advisory board, or investment advisor and engaged in acts or practices constituting a breach of fiduciary duty.

37. By virtue of the foregoing, each Defendant has violated, and unless restrained and enjoined will continue to violate Section 36(a) of the Investment Company Act.

38. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

COUNT IV
Controlling Person Liability

39. Plaintiff repeats and reallages the preceding paragraphs as if set forth fully herein.

40. Defendant AIM Distributors, Inc. is a "controlling person" of Defendant Invesco Funds, Inc., within the meaning of §20 of the 1934 Act and is liable thereunder for the violations of Defendant Invesco alleged herein.

41. Plaintiff, and all others similarly situated, has been damaged as a result of Defendants' actions.

WHEREFORE, Plaintiff, and all others similarly situated, demands judgment against each Defendant, jointly and severally, for damages sustained, together with interest from the date of injury, and the cost of this proceeding, including attorneys' fees where applicable.

PLAINTIFF'S CERTIFICATION

42. Plaintiff has executed a certification meeting the requirements of 15 U.S.C., Chapter 2B, Section 78u-4(a)(2), a copy of which is attached hereto as Exhibit A.

DEMAND FOR TRIAL BY JURY

Plaintiff demands a trial by jury on all issues so triable by a jury.

Respectfully submitted this the ___ of May, 2004.

John C. Bell, Jr.
Plaintiff's Co-lead Counsel

OF COUNSEL:
BELL & JAMES
945 Broad Street, 3rd Floor
P.O. Box 1547
Augusta, Georgia 30903-1547
(706) 722-2014
Fax: (706) 722-7552

-and-

OF COUNSEL:
Andrew P. Campbell, Esq.
CAMPBELL, WALLER & POER, L.L.C.
Suite 450
2100-A SouthBridge Parkway
Birmingham, Alabama 35209
(205) 803-0051
Fax: (205) 803-0053

Plaintiffs' Co-lead Counsel

-and-

OF COUNSEL:
K. Stephen Jackson, Esq.
K. STEPHEN JACKSON, P.C.
Black Diamond Building
2229 First Avenue North
Birmingham, Alabama 35203
(205) 252-3535
Fax: (205) 252-3536

Plaintiff's Co-lead Counsel

Exhibit A

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	
	)	**Complaint-Class Action No.:**
v.	)	
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

CERTIFICATION OF HERMAN C. RAGAN

Before me the undersigned, Herman C. Ragan, appeared being duly sworn certifies as follows:

1. My name is Herman C. Ragan and I am filing this certificate in support of my complaint in this action. I hereby certify as follows:

2. I have reviewed the complaint and have authorized its filing.

3. That the securities at issue in this action, that is, my interest in units in mutual funds, were not purchased by me at the direction of plaintiff's counsel in order to participate in any private action arising out of the United States securities laws.

4. I am willing to serve as a representative party on behalf of a class including providing testimony at deposition and trial if necessary.

5. The complaint sets forth all of the transactions which are subject to the complaint during the class period.

6. I have filed no other class actions or private actions in which I have sought to represent a class.

7. I will not accept any payment for serving as a class plaintiff or representative party on behalf of a class beyond what is allowed by court in accordance with federal law.

FURTHER, THE AFFIANT SAYETH NOT

Herman C. Ragan
Herman C. Ragan

STATE OF GEORGIA

DODGE COUNTY

I, the undersigned, a Notary Public, in and for said County, in said State, do hereby certify that, after being duly sworn, HERMAN C. RAGAN, an individual whose name is signed to the foregoing, and who is known to me, acknowledged before me on this day, that, being informed of the contents of said Certification, he executed the same voluntarily on the day the same bears date.

Given under my hand and official seal, this 4th day of May, 2004.

JENNIE B. CANNON NOTARY PUBLIC DODGE COUNTY, GA

NOTARY PUBLIC

MY COMMISSION EXPIRES: